VIA EDGAR

February 27, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Kate Beukenkamp

Mara Ransom

Blaise Rhodes

Suying Li

Re:	Skycorp Solar Group Limited
Registration Statement on Form F-1, as amended (File No. 333-282996)
Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Cathay Securities, Inc., acting as representative of the underwriters, hereby joins Skycorp Solar Group Limited in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on March 3, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus dated December 31, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirm that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Cathay Securities, Inc.

By:	/s/ Shell Li
Name:	Shell Li
Title:	Chief Executive Officer & Head of Investment Banking